[GERDAU S.A. LETTERHEAD]

VIA EDGAR

November 12, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:	Geoff Kruczek
Office of Mergers & Acquisitions

Re:	Gerdau S.A.
Schedule TO-I filed by Gerdau S.A., Gerdau Ameristeel Corporation and Gerdau Macsteel, Inc.
Filed October 21, 2013
File No. 005-58383

Dear Mr. Kruczek:

By letter dated October 29, 2013 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Schedule TO-I (the “Schedule TO-I”) filed with the Commission by Gerdau S.A., Gerdau Ameristeel Corporation and Gerdau Macsteel, Inc. (collectively, the “Filing Persons”) on October 21, 2013.  In addition, by telephone conference on October 31, 2013 with Roland Chase of our counsel, Hill, Ward & Henderson, P.A., you conveyed a comment (“Supplemental Comment”) on Amendment No. 1 to the Schedule TO-I, filed on October 30, 2013 (“Amendment No. 1”).

The Filing Persons have revised the Schedule TO-I to reflect their responses to the SEC Letter and the Supplemental Comment in Amendment No. 2 to the Schedule TO-I (“Amendment No. 2”), which is filed with the Commission concurrently herewith and contains as an exhibit a Supplement to the Offer to Exchange, dated November 12, 2013 (the “Supplement”).  Capitalized terms used but not defined herein have the meaning ascribed to such terms in Amendment No. 2 and the Supplement.

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter, as well as the Supplemental Comment, on a point-by-point basis.  The numbered paragraphs set forth below respond to the comments and correspond to the numbered paragraphs in the SEC Letter.  Unless otherwise noted, page numbers refer to the Offer to Exchange attached as exhibit (a)(1)(i) to the original Schedule TO-I.

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Schedule TO-I

Cover page

1.                                    In future filings, including any amendments, please use the current cover page of Schedule TO. See Rule 14d-100 of Regulation 14D.

Response:  The Filing Persons acknowledge the Staff’s comment and have used the current cover page of Schedule TO, as set forth in Rule 14d-100 of Regulation 14D, in Amendment No. 1 and Amendment No. 2, and will use such cover page in future filings.

Item 12. Exhibits, page 5

2.                                    On pages iv-v of the Offer to Exchange, you say that a “withdrawal form” and “acceptance/re-election form” are attached as exhibits to this Schedule TO, yet no such exhibits appear to be included. Please revise or advise. Please also tell us whether these documents have been distributed to security holders.

Response:   The Filing Persons respectfully advise the Staff that the acceptance/re-election form, withdrawal form and instructions for accepting the exchange offer online (“Online Instructions” and, collectively with the acceptance/re-election form and withdrawal form, the “Exhibits”) were in fact distributed to security holders on October 21, 2013 along with the Offer to Exchange (the “Security Holder Distribution”).  The Exhibits had been converted to EDGAR format prior to the filing of the final Schedule TO-C on October 17, 2013 (the “Schedule TO-C”), but were not included with that filing, or the corresponding security holder communication, so as not accidentally to trigger commencement of the tender offer period.  Instead, the Exhibits were held for filing with the Schedule TO-I on October 21, 2013.  However, due to a miscommunication with the financial printer, the Schedule TO-I did not contain the Exhibits.  When the Filing Persons became aware of this fact, they filed Amendment No. 1 with the Exhibits.

The Filing Persons acknowledge their obligations under Rule 13e-4(c).  The Filing Persons respectfully advise the Staff that the Exhibits solely contained information that was procedural in nature and did not contain any substantive information necessary for eligible employees to make their investment decision.   Furthermore, the Exhibits did not contain any material information regarding the procedures applicable to the exchange offer that was not also contained in the Offer to Exchange, filed as exhibit (a)(1)(i) to the Schedule TO-I.  Finally, in the event that an eligible employee would not have received the Security Holder Distribution and instead would have had to rely solely on the documents filed with the Commission, such employee would have been able to access the documents contained in the Security Holder Distribution, including the Exhibits, by visiting the stock option and SAR exchange election site accessible through his or her Fidelity account at www.netbenefits.com.  Instructions to that effect were included in the Offer to Exchange.

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Offer to Exchange

When will I receive my new securities?, page 13

3.                               On page 61, you cite to the prompt payment or return requirements of Rule 13e-4(f)(5); however, it is unclear how your offer complies with that provision or Rule 14e-1(c). We note, in particular, that the grant date of ADSs will be “as of” December 9, 2013. Please advise how you determined that you were complying with this requirement.

Response:  In the Supplement, the Filing Persons have removed references to the December 9, 2013 issue date, and have revised the disclosure to state that that RSUs, restricted stock and ADSs will be delivered to participants promptly after the completion date of the exchange offer.  The original Schedule TO-I already stated that tendered securities would be returned to participants promptly after any withdrawal of the exchange offer by the Filing Persons.

Section 3. Purposes of the Offer and Reasons for Structure of the Offer?, page 36

4.                               Please revise to discuss the reason for not permitting eligible employees to participate on a grant-by-grant basis. Please also revise to briefly discuss the reasons for different forms of awards to U.S. and Canadian employees and to retirees.

Response:  The Filing Persons have made the requested revision in the Supplement.

5.                               The use of “we” in the paragraph before the bullet points on page 37 appears to limit the disclosure that follows to the filing persons. Please revise to include those persons specified by Instruction C to Schedule TO. Please also revise the last bullet point on page 37 [to] address any securities, not simply stock options and SARs. See Item 1006(c)(9) of Regulation M-A.

Response:  The Filing Persons have made the requested revision in the Supplement.

Section 7. Conditions of the Offer, page 43

6.                               The offer can be subject only to conditions that are based on objective criteria and are not within the bidder’s control. Please revise the fourth bullet point on page 44 so that it meets this standard.

Response:  The Filing Persons have made the requested revision in the Supplement.

Section 11. Interests of Directors and Executive Officers, page 52

7.                                    The disclosure in the second paragraph is limited to stock options and SARs. Please expand to address any securities. See Item 1005(e) of Regulation M-A. Please also expand the last paragraph of this section to include the filing persons. See Instruction 1(a) to Item 1008(b) of Regulation M-A.

Response:  The Filing Persons have made the requested revision in the Supplement.

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8.                               Refer to the last paragraph of this section and the company’s qualification of the disclosure as “to the best of our knowledge.” If you retain that qualification, please revise to mirror the language in Instruction 3 to Item 1008(a) of Regulation M-A, which permits disclosure of the information “to the extent known after making reasonable inquiry.” Otherwise, explain what prevents the company from knowing and disclosing this information.  Likewise, please explain the reason for the same qualification in the second paragraph of this section, or revise.

Response:  The Filing Persons have made the requested revision in the Supplement.

Section 15. Extension of Offer; Termination; Amendment, page 61

9.                               We note the disclosure regarding how you intend to handle material changes to the offer terms that “adversely” affect eligible employees. Please note that we believe any material changes to the terms of the offer, including waiver of a material condition, even those material changes that do not “adversely” affect eligible employees, require the offer to remain open for at least five business days and that such changes be disclosed in a manner reasonably calculated to inform eligible employees. Please confirm your understanding and clarify your disclosure as appropriate.

Response:  The Filing Persons confirm their understanding of such requirement and have added clarifying disclosure in the Supplement.

Schedule A

10.                       Please provide Instruction C disclosure regarding Metalúrgica Gerdau S.A., or advise as to why you believe this is not required.

Response:  The Filing Persons have provided the requested disclosure regarding Metalúrgica Gerdau S.A and Gerdau Internacional Empreendimentos Ltda.

11.                       Please revise to include your total non-current liabilities for the periods presented. See Item 1010(c)(1) of Regulation M-A and Rule 1-02(bb) of Regulation S-X.

Response:  The Filing Persons have made the requested revision in the Supplement and have updated Schedule B to provide information on the nine months ended September 30, 2013 and 2012.

Supplemental Comment:

Please revise exhibits (a)(1)(x), (a)(1)(xi) and (a)(1)(xii) to Amendment No. 1 to remove references to participants having to certify that they have read the exchange offer documents.

Response:  To the extent possible, the Filing Persons have made the requested revision in the exhibits attached to Amendment No. 2 and in the Supplement.  However, the Filing Persons respectfully advise the Staff that the Fidelity NetBenefits website used by them to permit eligible employees to make elections online contains certain default settings stating that eligible employees must read the “Plan Document” (consisting of materials related to the exchange offer) and the “Grant Agreement” (consisting of the individual award agreement) and/or review their terms.  These default settings do not permit an eligible employee to proceed online unless (s)he certifies that (s)he has read the Plan Document and the Grant Agreement.  Unfortunately, these default language settings on the Fidelity NetBenefits website cannot be changed, as this would simultaneously change the settings for other Fidelity clients.  As a result, the Filing Persons have added statements to two pages of exhibit (a)(1)(x) that contain screenshots of the Fidelity NetBenefits website to the effect that the Filing Persons acknowledge and agree that, by placing the relevant checkmarks next to statements that they have “read and agree to the terms of” the Plan Document and the Grant Agreement, eligible employees are not thereby deemed to have certified that they have read the Plan Document or Grant Agreement.

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Each of the Filing Persons hereby acknowledges that:

•                 the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact David S. Felman or Roland S. Chase of our counsel Hill, Ward & Henderson, P.A. at (813) 221-3900.

GERDAU S.A.

By: /s/ Expedito Luz
Name: Expedito Luz
Title: Secretary

GERDAU AMERISTEEL CORPORATION

By: /s/ Robert P. Wallace
Name: Robert P. Wallace
Title: Assistant Secretary

GERDAU MACSTEEL, INC.

By: /s/ Robert P. Wallace
Name: Robert P. Wallace
Title: Assistant Secretary

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